Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lakeland Bancorp, Inc.:

We consent to the use of our reports dated March 15, 2016, with respect to (i) the consolidated balance sheets of Lakeland Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Lakeland Bancorp, Inc., incorporated by reference in this Registration Statement on Form S-4 and to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ KPMG LLP

Short Hills, New Jersey

April 1, 2016